Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Fold

From of Proxy - Annual and Special Meeting to be held on June 4, 2021

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 2:00 p.m., Eastern Time, on June 2, 2021.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of Liminal BioSciences Inc. hereby appoint: Bruce Pritchard or failing this person, Alek Krstajic	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/Liminal and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Liminal BioSciences Inc. to be held online at https://web.lumiagm.com/404587207, on June 4, 2021 at 10:00am (Eastern time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold	For	Withhold	For	Withhold
Fold
01. Simon Best	02. Gary Bridger		03. Neil A. Klompas

04. Alek Krstajic	05. Eugene Siklos		06. Timothy Steven Wach

For

2. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

For

3. Special Resolution: Articles of Amendment

To consider, and if deemed advisable, pass a special resolution (the “Special Resolution”), the full text of which is reproduced in Schedule “E” to the Management Information Circular, amending the articles of incorporation of the Company changing the place in Canada where the registered office is situated, from the province of Quebec to Ontario, effective as at the discretion of the Board (for details, see subsection “Amendment to Articles of Incorporation” under the “Business of the Meeting” section of the Management Information Circular).

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

.

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Annual Report – Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.